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                             Addendum to Management
                          Agreement between Lord Abbett
                     Investment Trust and Lord, Abbett & Co.
                    DATED OCTOBER 20, 1993 (THE "AGREEMENT")

         Lord, Abbett & Co. and Lord Abbett Investment Trust (the "Trust") on behalf of Lord Abbett Limited Duration U.S. Government Securities Series the ("Fund Series") do hereby agree that (a) the annual management fee rate for the Fund Series with respect to paragraph 2 of the Agreement shall be one-half (.50) of one percent (1%) of the average daily net assets of the Fund Series and (b) the expense ratio for the determination of the repayment by the Fund Series of expenses voluntarily paid or reimbursed by the Investment Manager pursuant to paragraph 5 of the Agreement shall be .75% for the period commencing on the first day of the calendar quarter after the net assets of the Fund Series first reach $50 million until the first day of the calendar quarter after the net assets of the Fund Series first reach $100 million (the "recalculation date"). Beginning with the recalculation date, the reimbursement of expenses shall be measured by the difference between the expenses included in the determination of such expense ratio and those at an expense ratio of .95%.

         For purposes of Section 15 (a) of the Act, this addendum and the Agreement shall together constitute the investment advisory contract of each Series.


                               LORD, ABBETT & CO.

                           BY: /s/ Ronald P. Lynch
                               -------------------
                                Managing Partner

                          LORD ABBETT INVESTMENT TRUST
                   (on behalf of Lord Abbett Limited Duration
                       U.S. Government Securities Series)

                          BY: /s/ Kenneth B. Cutler
                              ---------------------
                               Vice President


Dated: October 20, 1993